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SECU[illegible] 10035391 [illegible]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 010109 (MM/DD/YY) AND ENDING 123109 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. INVESTMENTS, INC. dba STARK, SALTER & SMITH

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28632 ROADSIDE DR. #215
(No. and Street)

AGOURA HILLS, (City) CA (State) 91301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN STARK, JR. (818) 735-9868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.D. GOURLEY & CO.
(Name – *if individual, state last, first, middle name*)

501 S. FIRST AVE., STE C, ARCADIA, CA 91006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN T. STARK, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STARK, SALTER & SMITH, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER
Title

SEE ATTACHED Loose Certificate

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



R. D. Gourley & Co.

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
I. E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

We have audited the accompanying statement of financial condition of I. E. INVESTMENTS, INC., dba STARK, SALTER & SMITH, as of December 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I. E. INVESTMENTS, INC., dba STARK, SALTER AND SMITH, as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



R. D. Gourley & Co.
Arcadia, CA

February 15, 2010

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Current Assets		
Cash and Cash Equivalents (Notes 1 & 4)	$	454,625
Receivable Unsettled Trades (Note 1 & 4)		8,778
Prepaid Taxes		10,518
Total Current Assets		473,921
Investments		
Marketable Securities (Note 5)		5,946
Furniture and Equipment, at Cost,		73,858
Accumulated Depreciation (Note 1)		(73,858)
Furniture and Equipment (Net)		
Other Assets		
Deposits		5,583
Total Other Assets		5,583
Total Assets	$	485,450

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Advances from Officers	$	160,842
Accrued Expenses		45,650
Clearing Payable		7,931
Total Current Liabilities		214,423
Total Liabilities	$	214,423

STOCKHOLDERS' EQUITY

Common Stock, $100 Stated Value 100,000 Shares Authorized, 1,000 Shares Issued and 1,000 Shares Outstanding		100,000
Retained Earnings		171,027
Total Stockholders' Equity	$	271,027
Total Liabilities and Stockholders' Equity	$	485,450

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues		
Commissions	$	3,675,242
Interest Income		431
		3,675,673
Operating Expenses		
Officers' Compensation		1,226,887
Registed Representatives' Compensation		1,157,621
Clerical Compensation		136,035
Commissions		59,081
Occupancy and Equipment		264,235
Clearing		136,889
Travel, Entertainment, Meals		203,118
Communications		48,131
Insurance		171,360
Payroll Tax		107,696
Legal & Accounting		27,780
Office Supplies		43,759
Automobile Leases		35,583
Dues and Subscriptions		9,911
Business Promotion		23
FINRA/SIPC Dues		7,782
Contributions		6,604
Other Expenses		4,385
Total Operating Expenses		3,646,880
Loss from Operations		28,793
Unrealized Gain Marketable Securities (Note 5)		(1,467)
Income Before Income Tax		27,326
Provision for Income Tax (Note 6)		23,838
Net Income	$	3,488
Retained Earnings at The Beginning of the Year		167,539
Retained Earnings at The End of the Year	$	171,027

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2009

Paid in Capital		
Common Stock		$ 100,000
Retained Earnings At Beginning of the Year	$ 167,539	
Add:		
Net Income	3,488	
Retained Earnings at End of Year		171,027
Total Stockholders' Equity		$ 271,027

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Cash Received from Brokers	$ 3,655,572
Interest and Dividends Received	431
Cash Paid to Suppliers and Employees	(3,939,467)
Contributions Paid	(6,604)
Income Taxes Paid	(48,175)
Net cash provided (used) by operating activities	(338,243)
Net cash provided (used) by investing activities	
Net cash provided (used) by financing activities	
Net increase (decrease) in cash and equivalents	(338,243)
Cash and cash equivalents, beginning of year	792,868
Cash and cash equivalents, end of year	$ 454,625

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Reconciliation of net income to net cash provided by operating activities:	
Net Income	$ 3,488
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized Gain Marketable Securities	1,467
(Increase) decrease in Broker Receivable	(8,778)
(Increase) decrease in Prepaid Expenses	(8,076)
(Increase) decrease in Other Assets	14,542
Increase (decrease) in Broker Payable	(10,892)
Increase (decrease) in Accrued Liabilities	(313,733)
Increase (decrease) in Income Taxes Payable	(16,261)
Total adjustments	(341,731)
Net cash provided (used) by operating activities	$ (338,243)

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I. E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
NOTES TO FINANCIAL STATEMENTS
December 31, 2009
(See Accountant's Report)

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Company, located in Agoura, California, is a **brokers' broker** registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company acts as an agent for principals in the buying and selling of municipal bonds.

Revenue Recognition - The Company has changed its method of revenue recognition from settlement date to trade date basis as of December 31, 2009. Through their clearing agent, Southwest Securities, Inc., a subsidiary of SWS Group, Inc., the municipal security transactions clear under the trade for trade method as required by the Municipal Securities Rulemaking Board (MSRB) which prohibits partial settlements. This change was made to comply with the Municipal Securities Rulemaking Board. (Refer to Note 2).

Property, Plant, and Equipment -Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized. Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purposes is provided using the modified accelerated depreciation system.

Income Taxes -The Company is a C Corporation for federal income and state of California franchise tax purposes. The amount of **current and deferred taxes** payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates.

Cash and Cash Equivalents- The Company has defined cash equivalents as highly liquid investments, with original maturity of less than six months that are not held for sale in the ordinary course of business.

Use of Estimates -The accompanying financial statements have been prepared in accordance with generally accepted accounting. The financial statements reflect estimates and judgments made by management, which affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – BROKER RECEIVABLES AND PAYABLES

The Company has changed its method of revenue recognition from settlement date basis, generally the third day following the transaction's trade date, to trade date. This complies with the Municipal Securities Rulemaking Board. The effect of this change was minor resulting in the recognition of $9,305 of commission income from trades executed December 2009 unsettled as of December 31, 2009. In accordance with FASB ASC 940-20-45-3, the company recorded the net Receivable for Unsettled Trades in the amount of $8,778 comprised of $8,254 for the Normal Way trades of December 29th and December 30th, and $524 for extended settlement trades.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule pursuant to Rule 15c3-1(a) (2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital at December 31, 2009 was $252,939. This exceeded minimum net capital requirements by $102,939.

NOTE 4 – CASH AND CASH EQUIVALENTS

The total of cash and cash equivalents at December 31, 2009 is $454,625. A $216,000 US Treasury bill valued at $215,940 matures April 29, 2010.

NOTE 5 – INVESTMENTS

The Company holds three hundred shares of the National Association of Security Dealers available for sale, which are recorded at fair market value. A haircut of fifteen percent has been taken for the computation of minimum net capital. An unrealized loss in the amount of $1,467 has been recognized in the statement of income and retained earnings for the year ended December 31, 2009.

I. E. INVESTMENTS, INC.
Dba STARK, SALTER & SMITH
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2009
(See Accountant's Report)

NOTE 6 – INCOME TAXES

The total provision for income taxes in the amount of $23,838 is comprised of $16,257 current federal income tax, and $ state franchise tax. There were no material differences requiring a provision for deferred taxes during the year.

NOTE 7 – COMMITMENTS

The Company is obligated under the terms of three non-cancelable operating leases. The monthly lease payments are $1,271.99, $589.98, and $1,159.84 with termination dates of August 2010, November 2011, and March 2012, respectively. The Company is obligated under a sixty-month lease agreement dated September 1, 2008 for its office space in Agoura Hills, CA and a thirty-nine month lease agreement dated November 1, 2009 for its office space in Secaucus, NJ. The total of these commitments over the remaining non-cancellable terms is $465,913 presented as follows:

2010	$140,289
2011	$131,830
2012	$114,900
2013	$ 78,894
2014	$ -0-

NOTE 8 – EMPLOYEE SAVINGS PLAN

The Company adopted a 401(k) employee savings plan effective January 1, 1999. The Company amended this plan effective January 1, 2003. The plan now contains provision for Company profit sharing contributions. The Company did not make any matching contributions nor any profit sharing contributions during the plan year ended December 31, 2009.

NOTE 9 – RISKS AND UNCERTAINTIES

The Company's future operating results may be affected by a number of factors. The Company's operations are in part dependent on "mission critical systems' that ensure prompt and accurate processing of securities transactions, including order taking, entry,

NOTE 10 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents – The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Receivables, Advances Payable and Accrued Expenses – The carrying amount of receivable for unsettled trades, advances from officers, and accrued expenses in the balance sheet approximates fair value.

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE I

UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Capital		
Total Stockholders' Equity	$ 271,027	
Add:		
Total Capital		$ 271,027
Less:		
Non-Allowable Assets	16,101	
		16,101
Net Capital Before Haircuts		254,926
Haircuts on Securities		
Banker's acceptances, certificates of deposit and commercial paper	15	
US Government Obligations	1,080	
Stocks and Warrants	892	
Total Haircuts		1,987
Net Capital		$ 252,939
Minimum Dollar Net Capital		150,000
Excess Net Capital		$ 102,939

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE II
RECONCILIATION OF COMPANY'S
COMPUTATION OF NET CAPITAL AND
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2009

Total Ownership Equity	
Qualified for Net Capital As Reported in Company Part II (Unaudited) FOCUS Report	$ 242,679
Qualified Net Capital Per Audit Report	(242,679)
Difference	$ -0-

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

Credits	-0-
Debits	-0-
Total Requirement	-0-
Amount on Deposit in Reserve	-0-
Reserve Requirement Per Unaudited Report	-0-
Difference Unaudited versus Audited Report	-0-

Pursuant to rule 15c3-3, pertaining to k(2)(ii), Stark, Salter, & Smith is exempted from "Computation For Determination of Reserve Requirement" and "Possession and Control Requirements."

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE IV
INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2009

	NUMBER OF ITEMS	AMOUNT
Customer's fully paid securities and excess margin securities not in the firm's possession or control (for which instructions to reduce to possession or control had been issued as of December 31, 2007 but for which for required action was not taken by the firm within the time frame specified under Rule 15c3-3)	-0-	-0-
Customer's fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of December 31, 2007, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3	-0-	-0-

Pursuant to rule 15c3-3, pertaining to k(2)(ii), Stark, Salter & Smith is exempted from "Computation for Determination of Reserve Requirement" and "Possession and Control Requirements."

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE V

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2009

Subordinated Borrowings	-0-
Current Year Borrowings	-0-
Subordinated Borrowings At the End of the Year	$ -0-

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT



R. D. Gourley & Co.

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

BOARD OF DIRECTORS
I. E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

In planning and performing our audit of the financial statements of I. E. Investments, Inc. dba Stark, Salter & Smith as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

I. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

II. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2009 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R.D. Gourley & Co.



Arcadia, CA 91006
February 15, 2010

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this

19th (Date) day of February (Month), 2010 (Year), by

(1) Stephen T. Stark, Jr. (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)



GAIL B. DE ANDE
Commission # 1877973
Notary Public - California
Los Angeles County
My Comm. Expires Feb 20, 2014

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 010109-123109 Number of Pages: 21

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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